November 14, 2005
PRIVILEGED AND CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUEST
Via Federal Express (202-551-3740)
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stone Energy Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Press release dated October 6, 2005
FOIA Confidential Treatment and Rule 12b-4 Requests
Dear Mr. Schwall:
     We are writing on behalf of Stone Energy Corporation (“Stone”) in connection with the above-referenced Form 10-K (the “Form 10-K”) and Press Release (the “Press Release”).
     This letter and the enclosed materials are provided supplementally in response to comments contained in the letter dated October 21, 2005 from the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K and the Press Release. The information provided in response to these comments is referred to as the “Confidential Information.”
     Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Confidential Information is being provided to the staff of the Commission (the “Staff”) on a confidential, supplemental basis only and is not to be filed with or deemed part of the Form 10-K or the Press Release. Pursuant to Rule 12b-4, we hereby request, on behalf of Stone, that the Confidential Information be returned to the undersigned immediately following the completion of the Staff’s review thereof.

U.S. Securities and Exchange Commission
November 14, 2005

     We respectfully reserve the right to request that the Confidential Information be returned to us at an earlier date.
     On behalf of Stone and in accordance with Regulation 200.83 of the Rules of Practice of the Commission (17 C.F.R. §200.83), we also request, for reasons of business confidentiality, that the Commission not disclose the Confidential Information, or the fact of the existence thereof, in response to any request under the Freedom of Information Act (5 U.S.C. §552). Please promptly inform the undersigned of any request for the Confidential Information made pursuant to the Freedom of Information Act or the Commission’s rules so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Regulation 200.83.
     Pursuant to Regulation 200.83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.
     The address of Stone is 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508 and its telephone number is (337) 237-0410. Any questions or notifications with respect to this request for confidential treatment should be directed to the undersigned at (337) 237-0410.

Sincerely,

/s/ Kenneth H. Beer
Kenneth H. Beer
Enclosures

cc:	Office of Freedom of Information and Privacy Act Operations
Mail Stop O-5
SEC Operations Center
6432 General Green Way
Alexandria, Virginia
22312-2413